

August 26, 2013

Via E-mail
Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102,
Colorado Springs, CO 80903

> **Re: STL Marketing Group, Inc.**
> **Registration Statement on Form 10**
> **Filed July 30, 2013**
> **File No. 000-55013**

Dear Mr. Quiros:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please disclose whether the following statements are based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles,

please disclose the source of the information in your filing and provide us copies of these documents, appropriately marked to highlight the sections relied upon.

- All five paragraphs under the section "Energy Market in Costa Rica" on page 5.
- "Mayor Matias Gonzaga is a supporter of the project and assisting the Company fully." (page 15)
- "This lease for over 5,300 hectares (over 13,000 acres) of land with a proven wind resource." (page 17)

3. We note references throughout your registration statement to third-party sources for statistical, qualitative and comparative statements contained in your registration statement. For example, you refer to The Economist Intelligence Unit on page 5. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

4. We note that you have not begun constructing or operating your facility, generated any revenues, or developed your wind turbine business. As applicable, please revise throughout your registration statement to remove statements that imply you have operations, revenue, agreements or assets that you do not have, and to revise disclosure that suggests an inappropriate degree of certainty regarding your intended operations (for example, by revising statements such as "will" to "intend"). As examples only, we note the following disclosure:

- "The substation, the area where the Company connects to the high transmission lines to transport the electricity is less than 300 meters from the Sistema de Interconexion Electricapara America Central or *Central American Electrical Interconnection System* ("SIEPAC") regional high-tension lines." (page 6)
- Your reference to "selected vendors." (page 14)
- Your indication that your business "will be" managed under an O&M Agreement and the subsequent discussion of the manner in which the O&M Agreement will operate. (page 14)
- "The lease costs 4% of the energy generated and sold from the facility." (page 17)

5. We note your disclosure on page 22 that you are a shell company. Please revise your business section to reflect your status as a shell company and add appropriate risk factor disclosure discussing the risks associated with being a shell company, particularly with respect to listing standards and the restrictions on your ability to use registration statements on Form S-8, or tell us why you believe this is unnecessary.

Explanatory Note, page 3

6. We note your statement in the third sentence of the first paragraph. In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify your statement.

Item 1. Business, page 4

7. The nature of your business is not clear; please revise this section to describe clearly the intended nature and current status of your business. Please provide the disclosure required by Item 101(h) of Regulation S-K, including, among other things, a description of your business; the principal products or services that you intend to provide and their markets; the status of any publicly announced new product or service; the competitive business conditions and your competitive position in the industry and methods of competition; the need for any government approval of principal products or services; and an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. Please also revise to describe the purpose and nature of your agreement with SIEPAC, clarify the "site" on which the wind studies described on page 7 have been performed, and provide further information regarding the "exclusive, long term land arrangement" referred to on page 5 (and, if such arrangement is evidenced in writing, file such agreement as an exhibit).

8. Please discuss the fact that you have received a going concern opinion from your auditor, what a going concern opinion means and the risks that result.

Company Overview, page 4

9. Please clarify and/or reconcile your disclosure that your subsidiary "will operate the first proposed wind farm on the site known as 'Personna' in Costa Rica" with your disclosure that "the Company is seeking to develop its first field of 37.5 MW on 270 hectares on a site known as 'BACHE.'"

Item2. Financial Information, page 14

Plan & Operations, page 14

10. Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational by late 2014 and begin to generate revenue. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, such as your development of your wind power generation facility, and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. For example,

disclose the time frame and related expenses for each goal listed in the second full risk factor on page 9, the fifth, sixth and eighth paragraphs of the "Plan & Operations" section on page 14, and the sixth and seventh paragraphs of the "Liquidity and Capital Resources" section on pages 16-17.

11. Please explain your references, including on page 17, to "closing [your] debt financing."

Liquidity and Capital Resources, page 16

12. Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in this section and your risk factor section.

Item 3. Properties, page 17

13. Please describe the term of your lease agreement in Guanacaste, Costa Rica.

14. Please disclose where the sites known as "Personna" and "BACHE" are located geographically.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

15. Please include appropriate disclosure regarding the holders of your outstanding Series A and Series B preferred stock. Refer to Item 403 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 21

16. Please revise to (i) include the disclosure required by Item 404(c) of Regulation S-K regarding promoters, (ii) disclose stock issuances made to relevant persons, and (iii) disclose relevant transactions that have occurred since the beginning of your last fiscal year and for the two fiscal years preceding your last fiscal year (refer to Instruction 1 to Item 404 of Regulation S-K). We also note disclosure in the notes to the financial statements regarding loans with related parties; please tell us why disclosure regarding such loans is not required in this section or revise accordingly.

Item 8. Legal Proceedings, page 21

17. Please describe in this section your arbitration claim against Grupo Aldesa, S.A., or provide an appropriate cross-reference. Please refer to Item 103 of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 21

18. Please indicate that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board, but there is no assurance that a market-maker will be obtained.

Item 10. Recent Sales of Unregistered Securities, page 22

19. Please confirm you have provided disclosure as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act pursuant to Item 701 of Regulation S-K. Please also clarify whether the description of the exemption from registration contained in the last paragraph of this section is intended to apply to all of the stock issuances described in this section.

Item 13. Financial Statements and Supplementary Data, page 25

STL Marketing Group, Inc. and Subsidiaries

General

20. Please update your financial statements to comply with the Rule 8-08 of Regulation S-X.

21. We note that you identified the financial statements of STL Marketing Group, Inc. and subsidiaries as those of a development stage entity as defined in ASC 915-10-20. Please tell us your consideration of providing the additional information required by ASC 915, including the following:

- reporting cumulative net losses in the stockholders' deficit section of the consolidated balance sheets with a descriptive caption such as deficit accumulated during the development stage;

- showing each issuance of equity securities from the date of inception in the consolidated statement of changes in stockholders' equity, including the per share and total dollar amounts assigned to consideration received, the nature of non-cash consideration received and the basis for assigning amounts to non-cash consideration; and

- showing cumulative amounts from inception in the consolidated statements of operations and consolidated statements of cash flows.

Also, it appears that STL Marketing Group, Inc. was a development stage entity prior to the reverse merger. Please tell us your consideration of identifying the financial statements of STL Marketing Group, Inc. as those of a development stage entity and providing the additional information required by ASC 915.

22. Please tell us your consideration of providing pro forma statements of operations reflecting the combined operations of STL Marketing Group, Inc. and Versant Corporation for the latest fiscal year and interim period included in the filing. Refer to Rule 8-05 of Regulation S-X.

23. It does not appear that you have properly reflected the shares of capital stock retained by the shareholders of the legal acquirer in the statement. Shares of capital stock retained by the legal acquirer should be reflected as an issuance as of the reverse merger date for the historical amount of the net equity of the acquired entity. Also, since the legal acquirer has a negative equity position, the amount of the net liability should be charged to retained earnings rather than to additional paid-in capital. Please revise your presentation to correctly reflect the shares of capital stock retained by the legal acquirer as an issuance of shares as of the reverse merger date and to classify the net liability acquired as a charge to retained earnings.

Consolidated Statements of Cash Flows, page F-4

24. We note that you recognized stock based compensation expense, presented as an adjustment to reconcile net loss to net cash used in operating activities, and loaned funds to a related party, presented as a receipt of cash in cash flows from investing activities, during the quarter ended March 31, 2013. Please tell us your consideration of disclosing these transactions in the notes to financial statements or how these transactions are presently disclosed.

25. Please tell us how the change in the amount due to related party at December 31, 2012 as reflected in the consolidated balance sheets is presented in the statement.

26. We note that you report proceeds from convertible notes of $10,000 as a financing cash inflow during the quarter ended March 31, 2013. In addition, we note that you issued stock for cash at $.001 per share for proceeds of $10,000 during the quarter ended March 31, 2013 as disclosed in the consolidated statements of changes in stockholders' deficit. Please tell us why these transactions are properly presented in the statement.

27. Please tell us your consideration of disclosing the assets and liabilities acquired in the merger as a non-cash investing transaction in a schedule of supplemental disclosures of non-cash investing and financing activities or in the notes to financial statements. Please refer to ASC 230-10-50-3.

Notes to the Consolidated Financial Statements, page F-5

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-5
Nature of Operations, page F-5

28. Please expand your disclosure regarding the reverse merger to describe the terms of the reverse merger, including the consideration transferred to effect the acquisition, capital stock retained by the shareholders of the accounting acquirer and the percentage ownership in the combined entity held by the shareholders of the legal acquirer and accounting acquirer. Please also revise to disclose that the capital structure of the combined entity is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to the reverse takeover accounting. In addition, please file a copy of the acquisition agreement as an exhibit to the filing.

Note 5 – Notes Payable, page F-12

29. Please disclose the interest rate and payment terms of promissory note executed in February 2013. Please refer to ASC 505-10-50-3.

Note 7 – Convertible Notes Payable, page F-13
(A) Convertible Notes Payable, page F-13

30. Please disclose the payment terms and/or maturity dates of the convertible notes. Please refer to ASC 505-10-50-3. Please provide similar disclosures in Note 7 to the financial statements of STL Marketing Group, Inc.

Note 8 – Derivative Liabilities, page F-14

31. Please disclose the valuation technique used to measure the fair value of the embedded conversion options classified as derivative liabilities. Please refer to ASC820-10-50-2(e). Please provide similar disclosures in Note 8 to the financial statements of STL Marketing Group, Inc.

Note 11 – Foreign Operations, page F-16

32. We note your disclosure here and in Note 10 to the financial statements of Versant Corporation that gains and losses resulting from translating foreign currency financial statements are recorded as other income or loss. Please tell us your basis in GAAP for including translation adjustments in income as opposed to other comprehensive income. Please refer to ASC 830-30-45-12.

Exhibits

33. Please file as an exhibit a fair and accurate English translation of Exhibit 10.3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joseph Lucosky
Lawrence Metelista
Lucosky Brookman LLP